Exhibit 99.1

NXT Energy Solutions Receives US $3.5 Million From
Exercise of Warrants and Completes Kerogen Survey Projects

CALGARY, ALBERTA, April 1, 2014 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that a cumulative total of 2,897,085 of its outstanding common share purchase warrants have been exercised to date, resulting in proceeds to the Company of US $3,476,502.

NXT Energy also advises that it recently completed and delivered its recommendations reports related to two SFD® survey projects it conducted in Florida and Texas for Kerogen Exploration LLC.  The combined value of these projects was US $3.68 million, of which the final progress billings of US $1.1 remain to be collected.

The Company currently holds cash and short-term investments of approximately US $7.5 million.  George Liszicasz, President and CEO of NXT Energy noted, “This gives the Company a very strong financial position, as we continue to advance several new and repeat customer survey contract opportunities.  We are confident these efforts will lead to larger survey projects in 2014.”

A total of 4,502,821 common share purchase warrants were issued in 2012, as part of a private placement financing.  Each warrant entitled the holder to purchase one common share of the Company at an exercise price of US $1.20 for a period of two years, with expiry dates ranging from March 7 to May 4, 2014.  A total of 1,350,000 warrants, expiring May 4, 2014, remain outstanding.  The Company’s issued capital currently consists of 44,726,376 common shares and 8,000,000 convertible preferred shares (which mature on December 31, 2015).

The Company intends to use the proceeds from the warrant exercises for general corporate purposes, which may include execution of future SFD® survey contracts, and undertaking expanded sales and marketing, patent, and R&D initiatives.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements in this press release include statements regarding the potential use of proceeds received from the exercise of warrants.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens
NXT Energy Solutions Inc.
VP Finance & CFO
(403) 206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
Arlen Hansen, President
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.